May 9, 2014
Company name: Advantest Corporation
Company representative: Haruo Matsuno,
Representative Director, President & CEO
 (Stock Code Number: 6857, TSE first section)
Contact person: Satsuki Tsuruta PR/IR Section
(Tel: +81-3-3214-7500)

Malfeasance Committed by Former Executive of Advantest Subsidiary

It has recently been learnt that a former executive of the Advantest Group’s subsidiary in South Korea, Advantest Korea Co. Ltd. (below: Advantest Korea), unlawfully accepted personal payments. We deeply regret that this incident occurred at one of our subsidiaries. We would like to extend our sincere apologies to all our shareholders and other stakeholders.

While the details of the incident remain under investigation, these are the facts presently known:

●	Background and Summary
The former executive of Advantest Korea was taken into custody by Suwon District Prosecutors’ Office in South Korea on April 28th, 2014. He is alleged to have personally received monetary benefit from persons associated with contractors in connection with the construction of the new Cheonan plant of Advantest Korea, which was completed in May 2013. The former executive has admitted that he received monetary benefit personally and invested it in stocks, among others, making this a case of bribery, misappropriation, or breach of trust constituting wrongful conduct.

●	Impact on Consolidated Earnings
The potential financial impact on Advantest’s consolidated earnings is yet to be determined. Any such impact will be announced as soon as it is confirmed.

●	Advantest’s Response
We have fully cooperated with the Korean authorities regarding their investigation. In addition, we have launched an internal investigation committee, whose members include outside counsel, to fully investigate the incident and recommend measures to prevent any such malfeasance from recurring. The committee has already begun its investigation.

The former executive, who has admitted to his wrongful conduct, was dismissed on May 7th, 2014. Advantest intends to seek damages, among other relief, when the allegations against him are confirmed.

The Advantest Group has an existing internal controls system which operates to strengthen our governance structure. We are dismayed and deeply concerned that a former executive was able to take advantage of his position for unlawful personal gain. To prevent any such incident from occurring in the future, we will make every effort to reinforce our internal audit functions and reevaluate our internal controls system, including legal compliance education. Oversight of operations will be strengthened, reflecting our position that any malfeasance is utterly unacceptable to the Advantest Group.